SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934 (Amendment No. 7)

INTL FCStone Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

46116V105
(CUSIP number)

Michael J. Sharp
Executive Vice President and General Counsel
LEUCADIA NATIONAL CORPORATION
520 Madison Avenue
New York, New York  10022
With a copy to:
Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

(Name, address and telephone number of person authorized to receive notices and communications)

June 18, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on following pages) (Page 1 of 8 pages)

CUSIP No. 46116V105	13D	Page 2

1.	NAME OF REPORTING PERSON:		Leucadia National Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	918,044
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	918,044
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		918,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 46116V105	13D	Page 3

1.	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	918,044
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	918,044
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		918,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14.	TYPE OF REPORTING PERSON:		OO

CUSIP No. 46116V105	13D	Page 4

1.	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	918,044
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	918,044
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		918,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.8%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 46116V105	13D	Page 5

This Amendment No.7 (this “Amendment”) amends the Statement on Schedule 13D originally filed on March 12, 2004 (the “Original Schedule”) by Leucadia National Corporation (“Leucadia”), as subsequently amended (the Original Schedule, as amended. is referred to as the “Schedule 13D”) and is filed by Leucadia, Phlcorp Holding LLC (“Phlcorp”) and Baldwin Enterprises, Inc. (“Baldwin”) (each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of INTL FCStone Inc. (formerly known as International Assets Holding Corporation), a Delaware corporation (the “Issuer”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information on Schedule A hereto are incorporated herein by reference.  As of June 18, 2013, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock:

(i)   Baldwin owns an aggregate of 918,044 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock based on the 19,189,177 shares of Common Stock outstanding as of May 6, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

(ii)  By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iii)  By virtue of its ownership of all of the outstanding membership interests in Phlcorp, for purposes of this Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(b)           The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) and the information on Schedule A hereto are incorporated herein by reference.

(c)           Transactions in Shares of Common Stock by the Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Weighted Average Price Per Share
Baldwin Enterprises, Inc.	6/18/2103	Sale	700,000	$17.0025(1)

CUSIP No. 46116V105	13D	Page 6

(1)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $17.00-$17.29. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(d)       Not applicable.

(e)       On June 18, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

CUSIP No. 46116V105	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2013

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	President